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March 27, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Era Anagnosti

Legal Branch Chief

Office of Financial Services I

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Elevate Credit, Inc.
Amendment No. 5 to Registration Statement On Form S-1
Filed March 10, 2017
File No. 333-207888

Dear Ms. Anagnosti:

On behalf of our client, Elevate Credit, Inc. (“Elevate” or the “Company”), this letter responds to your letter, dated March 20, 2017 (the “Comment Letter”), regarding the above-referenced Amendment No. 5 to Registration Statement on Form S-1 (the “Amended Registration Statement”), filed on March 10, 2017. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. The page references in the Company’s responses are to the amended prospectus included in the revised Amended Registration Statement, which is being submitted today by electronic submission.

Prospectus Summary

Our Company, page 1

1.	Similar to comment 4 in our letter dated September 29, 2015, please revise your disclosure in the second paragraph to balance your growth in revenues with disclosure that you continue to operate at a net loss. Please make similar revisions elsewhere in the filing where this disclosure appears.

Era Anagnosti

March 27, 2017

Page Two

The Company acknowledges the Staff’s comment and has revised the disclosure on page 1, page 76 and page 112 of the prospectus in response to the Staff’s comment.

2.	We note your added disclosure in the third paragraph stating that you have saved your customers more than $1 billion over what they would have paid for payday loans. You appear to base this statement on the comparison of revenues of your combined loan portfolio with the same portfolio with an APR of 400%, representing the approximate average APR for a payday loan according to CFPB. Your disclosure, however, appears to represent a highly subjective statement since the basis upon which it is being made assumes a number of factors which could render your $1 billion savings estimate improbable. Please revise your statement to alert investors that this statement is not based on any independent research or otherwise substantiated by other independent data.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 1, page 5, page 16, page 112, page 120 and page 122 of the prospectus in response to the Staff’s comment.

3.	We note your response to comment 2 and the revised disclosures throughout the filing, including at the end of page 2. In an appropriate section of the filing, briefly explain what DORA technology and “Hadoop database” are.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 128 in the Business section of the prospectus in response to the Staff’s comment.

Letter from Ken Rees, CEO of Elevate, page 16

4.	Please revise the second paragraph of the letter to balance disclosure of the company’s growth with disclosure that the company has yet to operate at a profit level.

The Company acknowledges the Staff’s comment and has revised the CEO letter on page 16 of the prospectus in response to the Staff’s comment.

Management’s Discussion and Analysis, page 73

5.

Refer to your disclosure at top of page 84 relating to loss rates by loan vintage. We note that you now track “principal loan charge-offs (including both credit and fraud losses) by vintage as a percentage of combined principal originated” rather than “cumulative credit losses by vintage as a percentage of combined principal-originated,” as disclosed in your prior amendment on page 81. In

Era Anagnosti

March 27, 2017

Page Three

addition your prior tabular disclosure represented cumulative credit losses by each quarterly vintage measured generally at under 20%, while your revised disclosure measures cumulative principal charge-offs each annual vintage, measured generally under 30%. Please explain what prompted the change, highlighting the differences between the two methods, resulting ultimately in a higher loss rate. Similarly, explain to us why risk factor disclosure relating to net charge-offs as a percentage of revenues has been replaced with “rate of principal charge-offs.” Refer to first risk factor on page 24.

The Company revised this disclosure in the most recent filing to reflect total principal loan charge-offs (including both credit and fraud losses) for our annual vintages. In previous filings, the Company presented the principal loan charge-offs for credit only by each quarterly vintage. The Company made this update to the disclosure and presentation as the Company primarily discusses total charge-offs when discussing loss performance and does not distinguish between credit and fraud losses within the Registration Statement. The Company believes that discussing total principal loan charge-offs eliminates any confusion and provides more transparency on the total principal loan loss performance associated with the portfolio. The Company also updated the presentation to an annual vintage view from a quarterly vintage view to simplify the presentation and provide consistency with the Company’s discussions of credit loss performance, which is primarily discussed based on the annual vintages. The Company acknowledges the Staff’s comment regarding the risk factor disclosure and has revised page 8 and page 24 of the prospectus in response to the Staff’s comment.

We will provide you with marked copies of the Amended Registration Statement to expedite your review.

If you have any questions, please do not hesitate to call Brandon C. Parris at (415) 268-6617.

Very truly yours,
/s/ Brandon C. Parris
Brandon C. Parris

cc:	Ken Rees, Elevate Credit, Inc.

Chris Lutes, Elevate Credit, Inc.

Sarah Fagin Cutrona, Esq., Elevate Credit, Inc.

Era Anagnosti

March 27, 2017

Page Four

Kate Donovan, Securities and Exchange Commission

Bill Schroeder, Securities and Exchange Commission

John Spitz, Securities and Exchange Commission

Andrew D. Thorpe, Esq., Orrick, Herrington & Sutcliffe LLP